March 7, 2005


Via facsimile and U.S. Mail

Mr. Arne Dunhem
Chairman, President, and Chief Executive Officer
Netfran Development Corp.
2801 N.E. 208th Terrace, 2nd Floor
Miami, Florida  33180

	Re:	Netfran Development Corp.
		Preliminary Proxy Materials on Form 14C filed February
25,
2005
		File No. 0-50051

Dear Mr. Dunhem:

	We have reviewed your preliminary proxy materials and have
the
following comments.    Where indicated, we think you should revise
your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Schedule 14C

Cover Page

1. It appears to the staff that the authorization of "blank check" preferred stock is a separate matter requiring a separate proposal in
your Information Statement.   See Rule 14a-4(b)(1) under the Proxy
Rules. Please revise your cover page to present each issue separately. In that regard, we note that your disclosure in the text of your Information Statement separates the two authorizations into individual discussions.

Outstanding Shares and Voting Rights

2. We note your disclosure that stockholders owning approximately
72%
of your outstanding voting securities approved the resolutions to effect the corporate actions. With a view towards further disclosure, tell us how you came to acquire the proxies of 72% of your outstanding securities. In that regard, we note your disclosure in the section entitled "Purpose of Amendments to our Articles of Incorporation" relating to execution of a written consent. Tell us whether you solicited all securityholders and how you solicited them.
We may have further comment.

Change of Control

3. We note your disclosure relating to the Share Exchange
Agreement
with Ariel Way. However, you did not state in your proxy materials nor in your Form 8-K filed on February 8, 2005 the exercise price to which you refer in the third bullet point. Please revise accordingly.

4. Provide a reference in the last paragraph of this section to your
Form 8-K filed on February 8, 2005 disclosing the terms of the Share
Exchange Agreement.

Increase of our authorized shares of Common Stock

5. State whether you have any plans, proposals, or arrangements for issuing the shares for which you seek authorization to increase.
If
not, so state. Provide similar disclosure for the section entitled
"Authorization of `Blank Check` Preferred Stock."

Distribution of Information Statement

6. Indicate if you intend to distribute your annual report with the
Information Statement.
Closing Comments

      	File revised proxy materials and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please contact Melinda Kramer at (202) 942-1938 or, in her absence, the undersigned, at (202) 942-1870, with any other questions. Address all correspondence to mail-stop 04-05.

								Sincerely,



								H. Roger Schwall
								Assistant Director

CC:	Melinda Kramer
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Netfran Development Corp.
March 7, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE